Exhibit 12.2

United States Steel Corporation

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Six Months Ended June 30,		Year Ended December 31,
(Dollars in Millions)	2006	2005*	2005	2004	2003		2002	2001
Portion of rentals representing interest	$22	$24	$45	$51	$46		$34	$45
Capitalized interest	2	4	12	8	8		6	1
Other interest and fixed charges	63	31	87	131	156		136	153

Total fixed charges (A)	$87	$59	$144	$190	$210		$176	$199

Earnings-pretax income with applicable adjustments (B)	$945	$1,023	$1,467	$1,687	$(559)		$202	$(382)

Ratio of (B) to (A)	10.86	17.34	10.19	8.88	(a	)	1.15	(b	)

*	During the fourth quarter of 2005, U.S. Steel changed its method of determining the cost of U. S. Steel Kosice's inventories from the last-in, first-out method to the first-in, first-out method. See Note 2 to the financial statements in the United States Steel Corporation 2005 Annual Report on Form 10-K. Results for the six months ended June 30, 2005 have been adjusted to apply this change retrospectively.
(a)	Earnings did not cover fixed charges by $769 million.
(b)	Earnings did not cover fixed charges by $581 million.